FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated October 14, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Date: October 14, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1

NOTICE OF THIRD QUARTER 2008 RESULTS AND CONFERENCE CALL

TUESDAY, 21 OCTOBER 2008

Millicom International Cellular S.A. will announce its financial results for the third quarter of 2008 on Tuesday, 21 October 2008 at 7.00 AM (New York) / 12.00 PM (London) / 1.00 PM (Stockholm).

The company will host a conference call for the global financial community at 9.00 AM (New York) / 2.00 PM (London) / 3.00 PM (Stockholm).

The conference call will be webcast in listen-only mode on Millicom's website at www.millicom.com.

To participate in the conference call, please register at:

www.sharedvalue.net/millicom/Q308

The dial-in number and passcode to join the conference call will be available upon registration.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa.  It currently has cellular operations and licenses in 16 countries.  The Group's cellular operations have a combined population under license of approximately 289 million people.